UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0308

          DIVISION OF
CORPORATION FINANCE

Mail Stop 03-08

October 28, 2005

AU Moon Ying, Henry
Chief Financial Officer
Man Sang Holdings, Inc.
21/F., Railway Plaza, 39 Chatham Road South
Tsimshatsui, Kowloon, Hong Kong

 Re: Man Sang Holdings, Inc.
   Form 10-K for the Fiscal Year Ended March 31, 2005
   Form 10-Q for the Fiscal Quarter Ended June 30, 2005
   File No. 0-20877

Dear Mr. AU Moon Ying:

     We have reviewed your response dated September 27, 2005 to
our
comment letter dated September 13, 2005. We have completed our
review of your Form 10-K and related filings and have no further
comments at this time.

Sincerely,

Michael Moran
Branch Chief
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